EXHIBIT 99.1
                             FOR IMMEDIATE RELEASE
CONTACTS:
Media                      Investors
Robert W. Stewart          Michael S. Kraft
703-762-5175               703-762-5359
888-894-7812               800-981-5994


TELIGENT REPORTS 1998 FINANCIAL RESULTS, SETS OPERATING BENCHMARKS FOR 1999

         VIENNA, VA., March 1, 1999 - Following a year of rapid expansion, Teligent, an integrated communications company, today released financial results for the fourth quarter and year-end of 1998. The company also announced 1999 targets for revenue, buildings, customers, lines and other measures of performance.

         "Teligent chalked up very impressive accomplishments in 1998," said Teligent Chairman and Chief Executive Officer Alex J. Mandl. "First and foremost, we transformed ourselves from an opportunity into an operating company. We launched our first 15 markets during the fourth quarter, we grew to nearly 1,500 employees, we built a sales team of 200 and we signed leases or options for nearly 2,400 customer buildings. We also secured regulatory authority to offer service in all of our licensed markets."

         For the year ending December 31, 1998, Teligent reported a net loss of $281 million on revenue of approximately $1 million. Net loss for the fourth quarter was $105 million on revenue of $480,000. Teligent's net loss for 1998 was up from $138 million reported for 1997. The fourth quarter and year-end losses reflect the company's continuing investment in its SmartWave(TM) local communications networks, which are in service or under construction in 37 markets throughout the country.

         Teligent reported $183 million in capital expenditures in 1998, up from $10 million in 1997. Capital expenditures for the fourth quarter were $72 million, up from $6 million in the fourth quarter of 1997. As of December 31, 1998, the company reported fixed assets of $197 million and cash of $416 million. Last July, Teligent closed an $800 million bank credit facility, which has not yet been utilized.

         "We ended the year in an excellent financial position, with $1.2 billion available to fund growth through 2000," said Teligent Senior Vice President and Chief Financial Officer Abraham L. Morris.

         In addition to releasing 1998 financial results, Teligent also announced performance benchmarks for 1999. At the end of the year, Mandl said Teligent expects annual revenue of $35 million and negative EBITDA of $350 million. The company intends to spend $300 million on capital outlays as it works towards its goal of launching service in a total of 40 markets by the end of the year.

         During 1999, Teligent plans to more than double the number of customer buildings covered by lease or option agreements, raising the total of leased or optioned buildings to 5,000. Mandl said the company plans to grow its customer base to 10,000 by the end of the year and install more than 75,000 lines.

         "Teligent got off to a fast start in 1998," said Teligent President and Chief Operating Officer Kirby G. "Buddy" Pickle. "We inaugurated our first 15 markets - five more than we originally announced - during a two-month period at the end of the year, following a year of preparation. In 1999, we intend to continue an aggressive market roll out program, even as we penetrate deeper into existing markets to sell service to more customers in more buildings."

         During 1998, Teligent launched service in: New York, Los Angeles, Chicago, Houston, Dallas-Forth Worth, San Francisco-Oakland, Miami-Fort Lauderdale, Denver, Washington DC, San Jose, San Antonio, Orlando, Jacksonville, Tampa and Austin.

         Since January 1, Teligent has launched service in nine additional markets: Atlanta, Boston, Philadelphia, Baltimore, Milwaukee, Richmond, Wilmington, Del., West Palm Beach and New Orleans. Together, those 24 markets comprise more than 400 cities and towns with a combined population of nearly 75 million and 30 percent of the nation's 54 million business lines.

         "The offer of broadband data and voice services, coupled with savings of up to 30 percent, has proven very appealing to customers. We've been very happy to find broad acceptance of our fixed wireless technology among both customers and building owners," Pickle said.

         "During our first four months of commercial operations, we've proven our ability to seamlessly blend point-to-multipoint, point-to-point and broadband wireline technology in our integrated local communications networks. That is a major achievement," Pickle added.

         Teligent offers small and medium-sized companies a flat monthly bill that represents savings of up to 30 percent off the rates they pay their current local telephone company, national long distance carrier and Internet provider.

         To qualify for the maximum discount, customers switch their existing service - local, long distance or Internet - and sign up with Teligent for a minimum of one year. Teligent averages several representative bills from the customer's current carriers and deducts 30 percent. That figure becomes the customer's new flat monthly rate. In most cases, it's that simple. Local and Internet service are unlimited. If customers wish to increase their long distance usage over current levels, they can purchase more service at attractive prices.

         Teligent service also features e.magine(SM), an interactive, Web-based business management tool that enables customers to access their billing and account information anytime they choose.

         Many of the benefits that Teligent offers its customers - simplicity, service, savings and speed - are the direct result of its digital SmartWave(TM) technology. Teligent's network technology represents the marriage of the latest advances in point-to-multipoint radio technology with proven high-frequency radio transmission equipment and other traditional technologies, including broadband wireline. The integration of these technologies enables Teligent to increase its local network efficiency and significantly lower network costs.

         With its SmartWave(TM) technology, Teligent delivers service by installing small antennas on the roofs of customer buildings. When a customer picks up a telephone, turns on a computer or activates a videoconference, the signal travels over inside wiring to the rooftop antenna. The customer building antenna then relays the voice, data or video signals to a Teligent base station antenna.

         The base station antenna gathers signals from a cluster of surrounding customer buildings, aggregates the signals and then routes them to a Teligent broadband switching center. At the switching center, Teligent uses ATM (asynchronous transfer mode) switches and data routers along with Nortel DMS switches to hand off the traffic to other networks - the public circuit-switched voice network, the packet-switched Internet, and private data networks.

         SmartWave(TM) technology is configured to handle both voice and data traffic with equal ease, ensuring that Teligent can handle today's huge volume of voice traffic and at the same time is prepared for the coming data traffic explosion.

         Based in Vienna, Va., Teligent, Inc. (NASDAQ: TGNT) is a full-service, integrated communications company that is offering small and medium-sized business customers local, long distance, high-speed data and dedicated Internet services over its digital SmartWave(TM) local networks in 24 major markets. Eventually, Teligent will expand service to 74 major metropolitan areas throughout the United States. Teligent's offerings of regulated services are subject to tariff approval.

For more information, visit the Teligent website at: http: www.teligent.com

Teligent is a registered trademark.

         Except for any historical information contained herein, the matters discussed in this press release contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the company's financial condition, results of operation and business. The words "anticipate," "believe," "estimate," "expect," "plan," "intend" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are involve known and unknown risks, uncertainties and other factors including, but not limited to, economic, key employee, competitive, regulatory, governmental and technological factors affecting the company's growth, operations, markets, products, services, licenses and other factors discussed in the company's filings with the Securities and Exchange Commission. The company cannot be sure that any of its expectations will be realized. Factors that may cause actual results, performance or achievements of the company, or industry results, to differ materially from those contemplated by such forward-looking statements, include, without limitation: (1) the company's ability to meet its existing debt service obligations and the availability of additional funds to pursue the company's business plan; (2) the company's pace of entry into new markets; (3) the time and expense required to build the company's planned network; (4) the impact of changes in telecommunication laws and regulations; (5) the company's success in gaining regulatory approval for its products and services, when required;(6) the timely supply of necessary equipment; (7) the intensity of competition; and (8) general economic conditions.



                             Financial Tables Follow

                                 TELIGENT, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (dollars in thousands except share and per share information)

                                                      Three Months Ended
                                                        December 31,        Years Ended December 31,
                                                      1998       1997 (1)      1998       1997 (1)
                                                      ----       -------       ----       -------
Revenues:
   Wireless communications services .........   $      479    $       33  $      960   $       33
   Management fees and other services .......         --             364        --          3,278
                                                ----------    ----------  -----------  ----------
     Total revenues .........................          479           397         960        3,311

Costs and expenses:
   Cost of services .........................       30,559         1,911      81,044        4,785
   Sales, general and administrative expenses       47,485        17,165     122,256       38,398
   Stock-based and other noncash compensation        8,023        32,857      32,164       89,111
   Depreciation and amortization expense ....        7,151         6,147      14,193        6,454
                                                ----------    ----------  -----------  ----------
     Total costs and expenses ...............       93,218        58,080     249,657      138,748
                                                ----------    ----------  -----------  ----------

   Loss from operations .....................      (92,739)      (57,683)   (248,697)    (135,437)

Interest and other income ...................        6,870         3,137      34,106        3,242
Interest expense ............................      (19,364)       (4,682)    (66,880)      (5,859)
                                                ----------    ----------  -----------  ----------

   Net loss before provision for income taxes     (105,233)      (59,228)   (281,471)    (138,054)
Provision for income taxes ..................         --            --          --           --
                                                ----------   ----------   ----------   ----------

   Net loss .................................   $ (105,233)  $  (59,228)  $ (281,471)  $ (138,054)
                                                ==========   ==========   ==========   ==========

Basic and diluted net loss per share            $    (2.00)  $    (1.21)  $    (5.35)  $    (2.94)
                                                ==========   ==========   ==========   ==========

Weighted average common shares outstanding      52,614,428   49,007,709   52,596,573   46,950,860
                                                ==========   ==========   ==========   ==========

SELECTED FINANCIAL AND OTHER DATA:

                                   Three Months Ended
                                     December 31,              Years ended December 31,
                                   1998         1997 (1)            1998          1997 (1)
                                  ------        --------           ------         -------
EBITDA (2) ..................   $ (77,565)     $ (18,679)        $(202,340)     $ (39,872)
Cash used in operations .....   $ (78,955)     $ (11,920)        $(162,077)     $ (33,260)

Cash capital expenditures (3)   $ (28,129)     $  (6,243)        $ (97,188)     $  (9,960)
Accrued capital expenditures      (43,821)          --             (85,911)          --
                                ---------      ---------         ---------      ---------
   Total capital expenditures   $ (71,950)     $  (6,243)        $(183,099)     $  (9,960)
                                =========      =========         =========      =========
                                                                       December 31,
                                                                    1998          1997
                                                                  --------     --------
Cash and cash equivalents                                         $416,247       $424,901
Total assets .............                                         763,434        607,380
Total stockholders' equity                                          31,053        285,146
Number of employees ......                                           1,477            221


(1) Certain amounts in the 1997 financial statements have been reclassified to conform to the current year's presentation.

(2) EBITDA (earnings before interest, taxes, depreciation and amortization) excludes charges for stock-based and other noncash compensation.

(3) Represents purchases for fixed assets which have been paid or which are anticipated to be paid within 90 days.